

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 28, 2006

Mr. William N. Hagler
Chairman and President
Intermountain Refining Co., Inc.
1921 Bloomfield Boulevard
Farmington, New Mexico 87401

> **Re:** **Intermountain Refining Co., Inc.**
> **Form 10-KSB/A for Fiscal Year Ended February 28, 2005**
> **Filed February 15, 2006**
> **Form 10-Q/A for Fiscal Quarter Ended November 30, 2005**
> **Filed February 16, 2006**
> **Supplemental Response Letter**
> **Dated February 15, 2006**
> **File No. 333-91191**

Dear Mr. Hagler:

      We have reviewed your filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Accounting Comments

Form 10-K for the year ended February 28, 2005

Controls and Procedures, page 15

1.   We note your response to comment 2 in our letter dated January 26, 2006. We draw your attention again to the rules that require that you conclude that your disclosure controls and procedures are either "effective" or they are "not effective." It is not appropriate to indicate that they are "adequate." Accordingly, we reissue prior comment 2.

Statements of Income and Comprehensive Income, page 18

2.   We note your response to comment 4 in our letter dated January 26, 2006, and we disagree with your conclusions. Please refer to SFAS 19, paragraph 24(e), which indicates that severance taxes are production costs. Also refer to Exhibit A-2 of the AICPA's Audit and Accounting Guide, "Audits of Entities with Oil and Gas Producing Activities," which indicates that production tax is recorded as an expense by the producer. Likewise, it appears that the gathering fees should be accounted for as costs since they are separately delineated in your sales contracts. Please revise your accounting accordingly. If you believe that any of these items were immaterial in all periods presented, please supplementally quantify the amounts to us and describe why you believe they were immaterial.

Certifications

3.   We note your response to comment 6 in our letter dated January 26, 2006, and note that your certifications continue to deviate from the prescribed format, which must be adhered to precisely. For example, you insert the name of your company where the form uses the words "the registrant." Paragraph 4(a) should end with the word "prepared" rather than "reported." Please revise.

Other

4.   Please file your letter dated February 15, 2006, as well as any future correspondence to us, as "Correspondence" in the Edgar filing system.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief

cc: Sandy Eisen